2122 York Road Oak Brook, Illinois USA 60523-1981 TEL 630.574.3000 FAX 630.574.3007

August 15, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Attn:     Pamela A. Long

     Sergio Chinos

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Lakes Dredge & Dock Corporation
Registration Statement on Form S-4
Registration No. 333-219880

Dear Ms. Long and Mr. Chinos:

In accordance with Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended (the “Securities Act ”), Great Lakes Dredge & Dock Corporation (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement (SEC Registration No. 333-219880) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective under the Securities Act on Thursday, August 17, 2017, at 3:00 p.m. Washington, D.C. time, or as soon thereafter as practicable.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Company will promptly notify the staff of such change, in which case the Company may be making an oral request for acceleration of the effectiveness of the Registration Statement, in accordance with Rule 461. Such notification may be made by any officer of the Company or by any lawyer with Jones Walker LLP.

United States Securities and Exchange Commission

August 15, 2017

The cooperation of the staff in meeting our request is very much appreciated. Thank you for your assistance with this matter. Please contact me at your earliest convenience at (630) 574-3468 or Kenneth J. Najder of Jones Walker LLP at (504) 582-8386, as promptly as practicable upon declaration of effectiveness.

Sincerely,

/s/ Kathleen M. LaVoy
Kathleen M. LaVoy
Interim Chief Officer and Corporate Secretary